Exhibit 12

Alion Science and Technology
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands)

		Years Ended September 30,
ACTUAL DATA	2003	2004	2005	2006	2007

Fixed Charges
Cash interest expense	$3,774	$7,563	$9,328	$19,349	$33,695
Amortization of capitalized expenses related to indebtedness	353	2,791	3,897	2,591	3,145

Total fixed charges	$4,127	$10,354	$13,225	$21,940	$36,840
Earnings
Pre-tax earnings (loss)	$(12,616)	$(15,094)	$(40,172)	$(31,089)	$(42,780)
Fixed charges	4,127	10,354	13,225	21,940	36,840

Earnings before fixed charges	$(8,489)	$(4,740)	$(26,947)	$(9,149)	$(5,940)
Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)

(1)	Earnings for fiscal 2003 to 2007 were inadequate to cover fixed charges in those periods by $8.5 million, $4.7 million, $26.9 million, $9.1 million, and $5.9 million, respectively.